EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2006

Excluding Interest on Deposits
Income from continuing operations before income taxes	$14,712

Fixed charges:
Interest expense	14,724
One-third of rents, net of income from subleases (a)	261

Total fixed charges	14,985

Less: Equity in undistributed income of affiliates	(114)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$29,583

Fixed charges, as above	$14,985

Ratio of earnings to fixed charges	1.97

Including Interest on Deposits
Fixed charges, as above	$14,985
Add: Interest on deposits	12,140

Total fixed charges and interest on deposits	$27,125

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$29,583
Add: Interest on deposits	12,140

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$41,723

Ratio of earnings to fixed charges	1.54

(a)	The proportion deemed representative of the interest factor.